UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                Amendment No. 1
                                     FORM 5

              ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


             ( ) Check this box if no longer subject to Section 16

        Form 4 or Form 5 obligations may continue. See Instructions 1(b)


1. Name and Address of Reporting Person

   Gerard Werner
   C/O Oak Brook Capital III, Inc.
   1250 Turks Head Building
   Providence, RI  02903
   US


2. Issuer Name and Ticker or Trading Symbol

   Oak Brook Capital III, Inc.

   Issuer not trading on any medium of exchange


3. IRS or Social Security Number of Reporting Person (Voluntary)

   N/A


4. Statement for Month/Year

   May 20, 2000


5. If Amendment, Date of Original (Month/Year)

   May 10, 2000


6. Relationship of Reporting Person(s) to Issuer (Check all applicable)

   (X) Director (X) 10% Owner (X) Officer (give title below) ( ) Other

   (specify below)

   Vice President and 10% Owner


7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

__________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
__________________________________________________________________________________________________________________________________
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |      |7.Nature of Indirect
                           | Transaction |  or Disposed of (D)              |  Securities       |6.Dir |  Beneficial Ownership
                           |      |      |                                  |  Beneficially     |ect   |
                           |      |    | |                  |   |           |  Owned at End     |(D)or |
                           |      |    | |                  | A/|           |  of Issuer's      |Indir |
                           | Date |Code|V|    Amount        | D |    Price  |  Fiscal Year      |ect(I)|
__________________________________________________________________________________________________________________________________
COMMON STOCK (voting)      |05/15/|J   | |  4,671,650***    |D  |  $1.00    |  552,600          |D     |N/A
                           |00    |    | |                  |   |           |                   |      |
----------------------------------------------------------------------------------------------------------------------------------
__________________________________________________________________________________________________________________________________
__________________________________________________________________________________________________________________________________
 Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|
___________________________________________________________________________________________________________________________________
                                                                                                                      <C
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
-----------------------------------------------------------------------------------------------------------------------------------
                      |        |     |    | |           |   |     |     |            |       |       |            |   |
___________________________________________________________________________________________________________________________________

Explanation of Responses

*** Since May 08, 2000 (the date of the original Form 5 filing), the reporting person has transferred this equity position to the Treasury of the Issuer. Amended equity positions are hereby reported in the table below in transactions summarized as follows:



Name           Date of    Shares      Aggregate    Purchase   Number of
               Transfer               Transfer     Price      Shares Owned
                                      Price                   as of this Date


Gerard Werner  05/15/00   4,671,650   $1.00(1)     $1.00      552,600


(1) In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Issuer.

    Each of the sales listed above was made for cash. Sales were made in reliance upon the exemption from registration offered by Section 4(2) of the Securities Act of 1933. The reporting person had access to pertinent information enabling them to ask informed questions. The shares were issued without the benefit of registration. An appropriate restrictive legend is imprinted upon each of the certificates representing such shares, and stop-transfer instructions have been entered in the Issuer's transfer records. All such sales were effected without the aid of underwriters, and no sales commissions were paid.
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SIGNATURE OF REPORTING PERSON

/s/ Gerard Werner

DATE

May 20, 2000